Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com



04012447



Brambles

14 January 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

Registered in England No. 4134697 Registered Office: as above

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   See list appended

5) Number of shares/amount of stock acquired

   N/A

6) Percentage of issued class

   N/A

7) Number of shares/amount of stock disposed

   Not advised

8) Percentage of issued class

   Not advised

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

    Not advised

11) Date company informed

    13 January 2004

12) Total holding following this notification

    57,997,140

13) Total percentage holding of issued class following this notification

    8.01%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 14 January 2004

Details of Registered Holders

Capital Guardian Trust Company		2.62%
State Street Nominees Limited	3,971,000	
Bank of New York Nominees	265,000	
Chase Nominees Limited	8,334,822	
BT Globenet Nominees Ltd.	227,700	
Midland Bank plc	2,329,600	
Bankers Trust	875,700	
Barclays Bank, Barclays Global Securities Services	445,900	
Citibank London	19,200	
Nortrust Nominees	2,028,700	
Royal Bank of Scotland	8,800	
MSS Nominees Limited	18,000	
ROY Nominees Limited	28,700	
Mellon Nominees (UK) Limited	379,390	
HSBC	30,600	
Total	18,963,112	

Capital International Limited		2.74%
State Street Nominees Limited	536,181	
Bank of New York Nominees	4,752,431	
Northern Trust	356,815	
Chase Nominees Limited	4,790,459	
Midland Bank plc	236,500	
Bankers Trust	1,949,668	
Barclays Bank, Barclays Global Securities Services	225,100	
Citibank London	400,800	
Morgan Guaranty	246,045	
Nortrust Nominees	2,861,177	
Royal Bank of Scotland	39,500	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	363,586	
Lloyds Bank	97,700	
Deutsche Bank AG	589,600	
HSBC Bank plc	823,840	
Mellon Bank N.A.	370,804	
Northern Trust AVFC	246,800	
KAS UK	31,415	
Mellon Nominees (UK) Limited	299,000	
Bank One London	321,780	

Clydesdale Bank plc	114,800	
Total	19,848,001	
Capital International S.A.		1.44%
State Street Nominees Limited	40,900	
Bank of New York Nominees	68,800	
Chase Nominees Limited	3,269,541	
Credit Suisse London Branch	93,600	
Midland Bank plc	883,900	
Barclays Bank, Barclays Global Securities Services	955,900	
Pictet & Cie, Geneva	50,800	
Citibank London	46,800	
Brown Bros.	128,500	
Nortrust Nominees	36,200	
Morgan Stanley	40,300	
Royal Bank of Scotland	2,202,197	
J.P. Morgan	1,215,136	
State Street Bank & Trust Co.	51,400	
National Westminster Bank	265,900	
Lloyds Bank	58,156	
RBSTB Nominees Ltd.	195,100	
Citibank NA	53,300	
Deutsche Bank AG	401,746	
HSBC Bank plc	354,840	
Total	10,413,016	
Capital International Inc.		0.24%
State Street Nominees Limited	968,000	
Bank of New York Nominees	30,900	
Chase Nominees Limited	67,100	
Midland Bank plc	196,100	
Bankers Trust	19,000	
Nortrust Nominees	85,326	
Royal Bank of Scotland	213,800	
State Street Bank & Trust Co	39,100	
RBSTB Nominees Ltd.	39,300	
HSBC Bank plc	114,385	
Total	1,773,011	
Capital Research and Management Company		0.97%
Chase Nominees Limited	7,000,000	
Total	7,000,000	